Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-3 (File No. 333-          ) and related Prospectus for the registration of debt securities, related guarantees, preferred stock, common stock and warrants and to the incorporation by reference of our reports dated February 22, 2007, with respect to the consolidated financial statements of Standard Pacific Corp. and subsidiaries, Standard Pacific Corp. and subsidiaries management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Standard Pacific Corp. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/    ERNST & YOUNG LLP

Irvine, California

February 23, 2007